                                 SCHEDULE 13E-3/A


                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder


                               (Amendment No. 1)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------



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     The filers hereby amend and supplement their Schedule 13e-3, filed
September 17, 1999, (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended by Amendment No. 1 on September 17, 1999.



Item 16. Additional Information.



     Item 16 is hereby amended to read as follows:



     On September 14, 1999, two putative class action lawsuits, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, and the other entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761, were filed in the Superior Court of the State of California, County of Los Angeles, challenging the fairness of the proposed transaction. Four similar lawsuits were later filed in the same court, one on September 15, 1999, entitled Kenneth Schweitzer v. Herbalife International, Inc. et al., Case No. BC 216823, two others on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904 and one on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No.
BC 216932. In addition, two similar lawsuits were filed in the District Court, Clark County, Nevada, one on September 14, 1999, entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158II, and the other on September 15, 1999, entitled Francis Mcfarlain, IRA vs. Herbalife International, Inc., et al., Case No. A408159I. These lawsuits are referred to collectively herein as the "Lawsuits."



     The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.



     The Company and Mr. Hughes believe that the Lawsuits are without merit and plan to vigorously defend them and any other actions that may be brought in connection with the proposed transactions. There can be no assurances, however, with regard to the outcome of any such suits or to the impact that an adverse result would have on the Company's and the Purchaser's ability to consummate the Offer, the Merger and the related transactions.



     The Company believes that additional lawsuits may have been filed but the Company has not yet been served with such lawsuits.

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ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:



      The following exhibits are added:




EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to the Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999 (incorporated by reference to Exhibit (b)(1) of the amendment number 2 to Schedule 14D-1).
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999) (incorporated by reference to Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5) Complaint in Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999) (incorporated by reference to Exhibit (g)(5) of amendment number 2 to Schedule 14D-1).
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(6) of amendment number 2 to Schedule 14D-1).
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).


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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1999                 HERBALIFE INTERNATIONAL, INC.




                                   By: /s/ TIMOTHY GERRITY
                                       -----------------------------------------
                                       Name:  Timothy Gerrity
                                       Title: Chief Financial Officer



                                   MARK HUGHES



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name: Mark Hughes




                                   MH MILLENNIUM HOLDINGS LLC



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: Managing Member



                                   MH MILLENNIUM ACQUISITION CORP.



                                   By: /s/ MARK HUGHES
                                       -----------------------------------------
                                       Name:  Mark Hughes
                                       Title: President

                                 EXHIBIT INDEX




EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
  (a)(1) Letter from Donaldson, Lufkin & Jenrette Securities Corporation to the Board of Directors and the Special Committee of Herbalife International, Inc., dated September 13, 1999 (incorporated by reference to Exhibit (b)(1) of amendment number 2 to Schedule 14D-1).
  (g)(1)            Complaint in Patricia Lisa and Harbor Finance Partners vs.
                    Mark Hughes, et al., Case No. BC 216711 (CA Sup. Ct., September 14, 1999) (incorporated by reference to
                    Exhibit (g)(1) of amendment number 2 to Schedule 14D-1).
  (g)(2) Complaint in Stuart H. Savett vs. Herbalife International, Inc., et al., Case No. BC 216761 (CA Sup. Ct., September 14,
                    1999) (incorporated by reference to Exhibit (g)(2) of amendment number 2 to Schedule 14D-1).
  (g)(3)            Complaint in Kenneth Schweitzer vs. Herbalife
                    International, Inc., et al., Case No. BC 216823 (CA Sup. Ct., September 15, 1999) (incorporated by reference to Exhibit (g)(3) of amendment number 2 to Schedule 14D-1).
  (g)(4)            Complaint in Frances Longstreth vs. Herbalife
                    International, Inc., Case No. BC 216911 (CA Sup. Ct., September 16, 1999) (incorporated by reference to
                    Exhibit (g)(4) of amendment number 2 to Schedule 14D-1).
  (g)(5) Complaint in Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 216904 (CA Sup. Ct., September 16, 1999) (incorporated by reference to Exhibit (g)(5) of amendment number 2 to Schedule 14D-1).
  (g)(6) Complaint in Colleen M. Tharp vs. Herbalife International, Inc., Case No. A408158II (NV Dist. Ct., September 14, 1999) (incorporated by reference to Exhibit (g)(6) of amendment number 2 to Schedule 14D-1).
  (g)(7) Complaint in Francis Mcfarlain, IRA vs. Herbalife International, Inc., Case No. A408159I (NV Dist. Ct., September 15, 1999) (incorporated by reference to
                    Exhibit (g)(7) of amendment number 2 to Schedule 14D-1).
  (g)(8)            Complaint in Lee Brenin vs. Mark Hughes, et al., Case No.
                    BC 216932 (CA Sup. Ct., September 17, 1999) (incorporated by reference to Exhibit (g)(8) of amendment number 2 to
                    Schedule 14D-1).